SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras America successfully tenders for
10 exploratory blocks in Gulf of Mexico auction

(Rio de Janeiro, March 21, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that Petrobras America Inc., a subsidiary of Petrobras based in Houston, Texas, successfully tendered for 10 blocks in the central US sector of the Gulf of Mexico at an auction organized by the Minerals Management Service, the US industry regulator.

In line with the Strategic Plan, Petrobras America bid on 17 blocks, being the highest bidder on 10, representing a total exposure US$ 22.3 million. The blocks successfully tendered include four prospects situated in ultra-deep waters.

With this result, Petrobras Group reinforces its position as one of the leading corporations in ultra-deep water exploration in the US sector of the Gulf of Mexico, where it already has a stake in three of the largest discoveries made in the region, - currently in the phase of demarcation -, as well as a further dozen prospects with major potential for additional finds.

In addition, Petrobras America, as the operator with an 80% share, is developing the Cottonwood field located in the Garden Banks 244 block in water depths of approximately 700 meters. The first gas field to be developed by Petrobras as operator in the deep waters of the Gulf of Mexico, production is expected to begin in the first quarter of 2007.

The Company has been applying innovative exploratory concepts in the extreme western part of the US sector of the Gulf of Mexico in the Corpus Christi, Padre Island and Mustang Island quadrants, with major discovery potential. Following the conclusion of more detailed studies, the Company intends to drill the first wells before the end of the second semester of this year.

The Company has also been testing new exploratory concepts in shallow off-shore waters. In this region, wells are being drilled which will penetrate high temperature and pressure zones with the expectation of enormous economic returns given the potential for the discovery of major reservoirs, the existence of infrastructure for processing and offloading, and demand for gas from the local market.

Petrobras America Inc. estimates this year’s capital expenditures at approximately US$ 305 millions, and by 2010, approximately, US$ 1.5 billion in the exploration and development segment for the production of oil and gas.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.